Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

(Parent Corporation) (a)

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2003	March 31, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$133	$149	$375	$282	$520
Fixed charges: interest expense and amortization of debt issuance costs	40	42	52	82	99

Total earnings (as defined)	$173	$191	$427	$364	$619

Ratio of earnings (as defined) to fixed charges	4.38	4.52	8.31	4.45	6.28

(a)	The parent Corporation ratios include the accounts of Mellon Financial Corporation (the “Corporation”); Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation; Mellon Capital I and Mellon Capital II, special-purpose statutory trusts formed by the Corporation that exist solely to issue capital securities; and MIPA, LLC, a single member limited liability company wholly owned by the Corporation, created to hold and administer corporate owned life insurance. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.